United States securities and exchange commission logo





                            July 22, 2021

       Cary Grossman
       President
       GOOD WORKS ACQUISITION CORP.
       4265 San Felipe, Suite 603
       Houston, TX 77027

                                                        Re: GOOD WORKS
ACQUISITION CORP.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed July 9, 2021
                                                            File No. 333-256115

       Dear Mr. Grossman:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-4/A filed July 9, 2021

       Prospectus Cover Page, page i

   1.                                                   Prominently caution
investors that although the Company's Sponsor, Bitfury, has
                                                        extensive resources and
experience in cryptomining, its business and financial resources are completely
independent of the Company, a start-up endeavor with no prior operating history.
               You may contact Claire DeLabar, Senior Staff Accountant, at
(202) 551-3349 or Robert
       Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
       Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.
 Cary Grossman
GOOD WORKS ACQUISITION CORP.
July 22, 2021
Page 2



FirstName LastNameCary Grossman           Sincerely,
Comapany NameGOOD WORKS ACQUISITION CORP.
                                          Division of Corporation Finance
July 22, 2021 Page 2                      Office of Technology
FirstName LastName